FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           November 29, 2002

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	29thNovember 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER:	INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD,
WELLINGTON,
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@indopacific.co.nz

WEB SITE ADDRESS:	www.indopacific.com

FOR THE QUARTER ENDED:	SEPTEMBER 30, 2002

DATE OF REPORT:	NOVEMBER 29, 2002

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ David Bennett	David Bennett	02/11/29

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

/s/ David McDonald	David McDonald	02/11/29

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

As at	September 30, 2002	December 31, 2001
(Unaudited – Prepared		(Audited)
	by Management)

Assets

Current
Cash and short-term deposits	$1,937,101	$3,282,007
Accounts receivable	185,742	315,308
Prepaid expenses and deposits	9,717	101,524

	2,132,560	3,698,839
Due from related parties (Note 4)		28,395
Property and equipment	74,709	70,203
Oil and gas properties (Note 3)	10,235,096	8,093,741

Total Assets	$12,442,365	$11,891,178

Liabilities

Current
Accounts payable and accrued liabilities	$129,256	$960,120

Total Liabilities	129,256	960,120

Stockholders’ Equity

Common stock without par value (Note 6);
Unlimited shares authorized;
Issued and outstanding at September 30, 2002
7,739,324 shares and at December 31, 2001:	20,478,365	19,478,365
6,489,324 shares
Accumulated deficit	(8,165,256)	(8,547,307)

Total Stockholders’ Equity	12,313,109	10,931,058

Total Liabilities and Stockholders’ Equity	$12,442,365	$11,891,178

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

As at	Sept 30, 2002	Dec 31, 2001

Deficit – Beginning of period	$(8,547,307)	$(9,656,106)

Net profit for the period	382,051	1,108,799

Deficit – End of period	$(8,165,256)	$(8,547,307)

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001

Production Income:
Oil and gas sales	$480,944	$1,089,261	$1,750,997	$3,054,615
Production costs	(150,151)	(230,519)	(489,006)	(440,090)
Royalties	(90,225)	(52,799)	(150,708)	(151,550)
Depletion	12,360	(69,069)	(114,966)	(258,283)

Production Income	252,928	736,874	996,317	2,204,692

Other Income
Interest income	4,413	18,804	23,141	68,233

Expenses
General and administrative (Schedule)	(434,466)	(147,039)	(637,407)	(634,281)
Write-off of oil and gas properties	-	-	-	-

Net income for the period before	(177,125)	608,639	382,051	1,638,644
other items

Other Items
Gain/(Loss) on disposal of	-	-	-	-
Write back of marketable securities	-	-	-	-
Deficit – Beginning of period	(7,988,131)	(8,626,101)	(8,547,307)	(9,656,106)

Deficit – End of period	$(8,165,256)	$(8,017,462)	$(8,165,256)	$(8,017,462)

Basic earnings per share (note 7)	$(0.03)	$0.09	$0.06	$0.25

Diluted earnings per share (note 7)	$(0.03)	$0.07	$0.06	$0.18

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001

Operating Activities
Net profit/(loss) for the period	$(177,125)	$608,639	$382,051	$1,638,644
Adjustments to reconcile net profit /
(loss) to cash applied to operating
activities:
Depletion	(12,360)	69,069	114,966	258,283
Amortization	3,652	15,894	11,187	50,533
Gain on Disposal of Investments	-	-	-	-
Write-down of marketable securities	-	-	-	-
Changes in non-cash working capital:
Accounts receivable	582,344	275,696	129,566	(248,443)
GST (Receivable)/Payable	(2,556)	14,406	(57,927)	58,283
Due from related parties	27,695	46,918	28,395	55,810
Prepaid expenses and deposits	381	1,882	91,807	31,963
Accounts payable and accrued
liabilities	(289,269)	(76,100)	(772,937)	(1,766)

Net cash provided by / (used in)
operating activities	132,762	956,404	(72,892)	1,843,307

Financing Activities

Net cash provided by financing activity	1,000,000	-	1,000,000	-

Investing Activities

Oil and gas properties net of recoveries	(1,094,191)	403,887	(2,256,321)	(1,452,544)

Purchase of property and equipment	(28)	(8,214)	(15,693)	(11,242)

Net cash used in investing activities	(1,094,219)	395,673	(2,272,014)	(1,463,786)

Net increase (decrease) in cash during
the period	38,543	1,352,077	(1,344,906)	379,521

Cash and short-term deposits
- Beginning of period	1,898,558	1,915,215	3,282,007	2,887,771

Cash and short-term deposits
- End of period	$1,937,101	$3,267,292	$1,937,101	$3,267,292

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Interim Schedules of General and Administrative Expenses
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$20,034	$19,435	$54,912	$63,922
Amortization	3,652	15,894	11,187	50,533
Consulting fees	7,750	28,133	60,687	70,643
Corporate relations and development	39,306	48,706	63,826	92,597
Filing and transfer agency fees	3,972	330	7,616	1,814
Foreign exchange loss (gain)	214,620	3,989	94,937	33,915
Legal	19,143	55,255	40,964	169,703
Office and miscellaneous	32,176	3,691	77,669	100,560
Printing	6,557	(1,029)	44,438	24,392
Rent (Note 4)	8,103	8,341	22,070	25,941
Telephone	661	8,142	11,478	20,144
Travel and accommodation	16,345	25,959	20,929	40,091
Wages and benefits (Note 4)	83,383	22,477	224,382	78,309

Gross general and administrative	455,702	239,323	735,095	772,564
expenses

Recovery of general and administrative	(21,236)	(92,284)	(97,688)	(138,283)
expenses

Net general and administrative	$434,466	$147,039	$637,407	$634,281
expenses

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2002

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas properties and, with the exception of PMP 38148, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company issued 1,250,000 shares at $0.80 during September 2002 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company’s consolidated financial statements are presented on a going concern basis. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

These consolidated interim financial statements include the accounts of Indo-Pacific Energy Ltd. (“the Company”) and its wholly-owned subsidiaries, Odyssey International Pty Limited, Indo-Pacific Energy Australia Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at September 30, 2002 and December 31, 2001 and the Company’s consolidated interim results of operations and cash flows for the three and nine month periods ended September 30, 2002 and 2001. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2001. The results of the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2002

NOTE 3 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

	Net Book	Additions/	Depletion/	Net Book
	Value at	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	September 30,
	2001	Period	Period	2002
Proved:
New Zealand
PMP 38148 - Ngatoro Oil Field	762,847	186,146	(114,966)	834,027

(Includes Goldie 1)
Total Proved	762,847	186,146	(114,966)	834,027

Unproved:
New Zealand
PEP 38256 - Exploration	113,894	-	-	113,894
PEP 38328 - Exploration	496,584	19,157	-	515,741
PEP 38330 – Exploration	280,338	114,317	-	394,655
PEP 38332 – Exploration	450,267	25,019	-	475,286
PEP 38335 – Exploration	86,465	1,644	-	88,109
PEP 38716 – Exploration	453,795	453,148	-	906,943
PEP 38741 – Exploration	1,181,690	(93,200)	-	1,088,490
PEP 38723 – Exploration	134,272	27,863	-	162,135
PEP 38736 – Exploration	1,199,598	1,275,076	-	2,474,674
PEP 38746 – Exploration	-	-	-	-
PEP 38748 – Exploration	-	-	-	-
PEP 38753 – Exploration	-	-	-	-
PEP 38738 – Exploration	-	-	-	-
PPP	-	-	-	-
New licenses	7,844	23,451	-	31,295
Australia
AC/P 19 – Exploration	446,669	228,755	-	675,424
AC/P 31 – Exploration	11,014	2,451	-	13,465
AC/P 26 – Exploration	233,469	(36,979)	-	196,490
ZOCA 96-16 – Exploration	235,727	-	-	235,727
Papua New Guinea
PPL 192 – Exploration	870,232	10,475	-	880,707
PPL 215 – Exploration	403,377	10,789	-	414,166
PPL 228 – Exploration	2,960	8,209	-	11,169
PRL 4 – Exploration	73,660	-	-	73,660
PRL 5 – Exploration	649,039	-	-	649,039

Total Unproved	7,330,894	2,070,175	-	9,401,069

Total	$8,093,741	$2,256,321	$(114,966)	$10,235,096

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2002

NOTE 4 - RELATED PARTY TRANSACTIONS

a)          Due from Related Parties

At September 30, 2002 there were no amounts owing (December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company.

b)          Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are subsidiaries of AMG Oil Ltd., and TAG Oil Ltd (formerly Durum Cons. Energy Corp.).

c)          Other

During the nine months to September 30, 2002, the Company paid $107,886 (nine months to September 30, 2001 - $87,655) in remuneration to the President. The company also paid $22,070 in rent (nine months to September 30, 2001 – $25,941) to a trust for the benefit of parties related to the President of the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)         Work Commitments

The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company’s management estimates that the total commitments for the remainder of fiscal year 2002, under various agreements, are approximately $1,300,000.

b)          Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)          Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2002

NOTE 6 - COMMON STOCK

a)          Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	Amount

Balance at December 31, 2001	6,489,324	$19,478,365

Issued during the nine months to September 30, 2002	1,250,000	$1,000,000

Balance at September 30, 2002	7,739,324	$20,478,365

b)          Incentive Stock Options

The following stock options are outstanding at September 30, 2002:

Number	Price	Expiry
of Shares	per Share	Date

1,040,800	$1.25	July 6, 2005
71,200	$1.25	March 26, 2006

1,112,000

During the nine months to September 30, 2002, previously granted stock options to purchase 56,000 shares at a price of $1.25 per share lapsed without exercise. During the nine months to September 30, 2002, the Company granted no stock options to purchase shares, but did ratify, with effect from November 29, 2001, a reduction in the prices of all outstanding options from $3.00 or $2.50 to $1.25.

c)          Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at September 30, 2002:

Number	Price		Expiry
Of Shares	per Share		Date

Warrants:
200,000	$2.00		July 3, 2003
1,250,000	$0.90	(1)	Sept 6, 2004
Series A Warrants(2)
836,845	$1.25	(3)	December 31, 2003

2,286,845

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2002

NOTE 6 - COMMON STOCK (continued)

(1)	The price per share of the Warrants issued on Sept 6, 2002 increases to $ 1.15 for the period September 6, 2003 to September 6, 2004.
(2)
Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd.,for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004 .

(3)	The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

During the nine months to September 30 2002 previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3 2002, to July 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 6, 2002, exercisable at a price of $0.90 to Sept 6, 2003 and $1.15 to Sept 6, 2004.

NOTE 7 – EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the three months and nine months ended September 30, 2002 and 2001:

	Three Months/	Three Months/	Nine Months/	Nine Months/
	Quarter Ended	Quarter Ended	Period Ended	Period Ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001

Numerator, net income/(loss) for the period	$(177,125)	$608,639	$382,051	$1,638,644

a) Basic Denominator:
Weighted-average number of shares	6,828,998	6,489,324	6,603,793	6,489,324

Basic earnings/(loss) per share	$(0.03)	$0.09	$0.06	$ 0.25

b) Diluted Denominator:
Weighted-average number of shares	6,828,998	8,895,369	6,616,918	8,895,369

Diluted earnings/(loss) per share	$(0.03)	$0.07	$0.06	$0.18

INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
((Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended September 30, 2002

NOTE 8: SEGMENTED INFORMATION

For nine months to September 30, 2002:

	Canada	New Zealand	Australia	PNG	Total Company

Revenue from:
Production	-	1,750,997	-	-	1,750,997
Interest	5,086	18,055	-	-	23,141

Total Revenue	5,086	1,769,052	-	-	1,774,138

Profit / (loss)	$(79,988)	$470,872	$(1,139)	$(7,694)	$382,051

Total Assets	$1,514,825	$8,204,506	$992,211	$1,730,823	$12,442,365

For nine months to September 30, 2001:

	Canada	New Zealand	Australia	PNG	Total Company

Revenue from:
Production	-	3,054,615	-	-	3,054,615
Interest	22,752	45,481	-	-	68,233

Total Revenue	22,752	3,100,096	-	-	3,122,848

Profit / (loss)	$(231,424)	$1,879,007	$(1,365)	$(7,574	$1,638,644

Total Assets	$683,942	$8,073,367	$923,509	$2,001,769	$11,682,587

NOTE 9 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 10 - SUBSEQUENT EVENTS

Issue of Stock Options

150,000 stock options were issued to new employees and consultants, and current stock options were varied, all with effect from October 15, 2002. Variations included the issue of 743,000 further options to current option holders, the cancellation of 200,000 options and changes to vesting schedules to speed up the rate of vesting. Options granted to new employees and consultants expire on October 15, 2007. All options are exercisable at a price of $1.25, except 100,000 exercisable at $0.90 and 1,050,000 exercisable at $1.00.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE B AND C

ISSUER DETAILS

NAME OF ISSUER:	INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD,
WELLINGTON,
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@indopacific.co.nz

WEB SITE ADDRESS:	www.indopacific.com

FOR THE QUARTER ENDED:	SEPTEMBER 30, 2002

DATE OF REPORT:	NOVEMBER 29, 2002

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

/s/ David Bennett	David Bennett	02/11/29

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

/s/ David McDonald	David McDonald	02/11/29

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

1.

Analysis of Expenses and Deferred Costs

General and Administrative Expenses

Refer to the Consolidated Interim Schedules of General and Administrative Expenses of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2002 filed as Schedule A of BC Form 51-901F.

Acquisition and Exploration Expenditures

Refer to Schedule C of this report and Note 3 - Oil and Gas Properties of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2002 filed as Schedule A of BC Form 51-901F.

2.

Related Party Transactions

Refer to Note 4 - Related Party Transactions of the Company’s Consolidated Interim Financial Statements for the quarter ended September 30, 2002 filed as Schedule A of BC Form 51-901F.

3.	Summary of Securities Issued and Options Granted During the Period
a)

Securities issued during the nine months to September 30, 2002

In the nine months to September 30, 2002, 1,250,000 shares were issued to private investors, at US$0.80 per unit, each unit consisting of one share and one two-year warrant.

b)

Options granted during the nine months to September 30, 2002

No options were granted in the nine months to September 30, 2002.

A total of 56,000 options granted to employees, directors and consultants of the Company expired during the period due to cessation of employment.

4.	Summary of Securities as at the End of the Reporting Period (September 30, 2002)
	a) Authorized share capital:	Unlimited common shares without par value
	b) Number and Recorded Value of	7,739,324 common shares representing a recorded Shares issued and outstanding: value of $20,478,365

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

c)      Stock options and Warrants outstanding:

Note:	(1)	On June 20, 2002, the Board ratified a reduction of price of all outstanding options, from $3.00 or $2.50 to $1.25, with effect from November 29, 2001.

	(2)	The expiry date of these warrants was extended, on July 3, 2002, from that date to July 3, 2003.

	(3)	These warrants were issued on September 6, 2002. The price per share of these warrants increases to $1.15 for the period September 6, 2003 to September 6, 2004.

(4)
A Series “B” warrant replaces each exercised Series “A” warrant, upon a commercial discovery in any of the oil and gas permits transferred from Trans-Orient Petroleum Ltd. Each Series “B” warrant is exercisable at a price of $2.50 per share within one year from the date of issuance.

	(5)	The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

d)     Total shares held in escrow       None

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

David McDonald	Chairman and Director (1)

David Bennett, Ph.D.	President, CEO and Director

Ron Bertuzzi, B.A. Econ.	Director (1)

Drew Cadenhead B.Sc. P. Geol.	Director (1)

Bernhard Zinkhofer, B.Comm. LLB. C.A.	Director

Jenni Lean, B.Sc. M.B.A.	Corporate Affairs Manager

Jeanette M. Watson, B.Sc. LLB.	Secretary

(1) Member of audit committee

Refer to Corporate information included in Schedule C of BC Form 51-901F.

Description of Business

Indo-Pacific Energy Ltd. (‘the Company”) is an independent oil and gas Exploration Company with an office in Wellington, New Zealand, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 2.4 million acres of exploration permits in New Zealand, 0.5 million acres of exploration permits in Australia, and 2.9million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, including a 100% sole risk interest (100% of revenues to the sole risk premium limit) in a producing oil pool. The Company’s primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out of joint venturing property interests to other industry participants.

Discussion of Operations and Financial Condition

Nine months ended September 30, 2002

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production to the first sole risk premium limit) was $1,734,562 for the nine months ended September 30, 2002 compared to $3,046,610 for the nine months ended September 30, 2001. When in production, the Goldie oil discovery would generate revenues 100% to the Company’s account, until the first sole risk premium is recovered, and 40.43% thereafter until the second sole risk premium is recovered, and 5% thereafter.

The nine-month production revenue was made up of a sales volume totaling 82,643 barrels (123,687 barrels for the nine months to September 30, 2001), assisted by an increase of US$8.68 in the crude oil selling price,from US$17.15 (January 2002 sales) per barrel of oil to US$25.82 (September 2002 sales) per barrel.

The nine-month natural gas production revenues were $16,435 compared to $8,005 for the same period in 2001. Direct production costs and royalties for the nine months to September 2002 were $639,714 against $591,640 (2001) and the Company realized net production revenues of $996,317 compared to $2,204,692 in 2001 subsequent to recording $114,966 (2001 - $258,283) of depletion. Administrative expenses were up slightly at $637,407 for the nine months to September 2002 ($634,281 September 2001).

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

For the nine months ended September 30, 2002, the Company’s profit was $382,051 compared to a profit of $1,638,644 for September 2001, the decrease being mostly due to the reduction in Goldie oil production. These results included interest income earned on surplus cash balances of $23,141 (2001 - $68,233).

Third Quarter Ended September 30, 2002

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $474,222 for the quarter ended September 30, 2002 compared to $1,086,419 for the quarter ended September 30, 2001.

The production revenue was made up of a sales volume of 19,603 barrels (47,236 barrels Qtr September 2001). There was an increase of US$4.19 in the crude oil selling price from US$21.63 per barrel of oil in June 2002 to US$25.82 in September 2002 per barrel.

Direct production costs and royalties for the September quarter were $240,376 against $283,318 for second quarter 2001 and the Company realized net production revenues of $252,928 compared to $736,874 in 2001.

Natural gas production revenues were $6,722 compared to $2,842 for 2001. The increase is mainly due to a price increase (effective March 02) from $0.50 NZD to $1.2275 NZD per MCF (thousand cubic foot at Standard Temperature & Pressure).

Average production from the Ngatoro field excluding Goldie (Company share 5%) for the quarter reduced under the field’s natural decline to approximately 727 barrels of oil per day (2001 Qtr: 1,020 bopd) (Company share 36 bopd). The Goldie-1 well (originally drilled by the Company, in February-March 2001, as a sole risk operation) produced during the quarter at a rate of approximately 255 barrels of oil per day, when operating (2001 Qtr: 460 bopd).

Under the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the first sole risk premium is reached, 40.43% until the second premium is reached and 5% thereafter.

Administrative expenses of $434,466 for the September 2002 quarter were up on the costs for the September 2001 quarter of $147,039. This is mainly due to the unrealized foreign exchange loss of $214,000 as a result of the CAN$ to USD$ rate movement from $1.5190 to $1.5785 during this period.

For the third quarter ended September 30, 2002, the Company made a loss of $177,125 compared to a profit of $608,639 for September 2001. The loss is a combination of the foreign exchange loss (as mentioned above), one month’s less revenue (Goldie was shut-in on 31 August 2002 – refer ‘Other Information’) and the natural decline in volumes (at date of shut-in 255 bopd, compared to end September 2001 460 bopd). These results included interest income earned on surplus cash balances of $4,413 (2001 - $18,804), but did not include write offs to Oil and Gas Properties.

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

3 Months to September 30, 2002 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)

At the end of September, 2002, the Ngatoro wells (excluding Goldie-1) were averaging 700 barrels of oil per day (“bopd”) (Company share 35 bopd) and 2.5 million cubic feet of gas per day (Company share 0.125MCFD). By the end of September 2002, the field had produced over 3.47 million barrels of oil and 7.8 billion cubic feet of gas. Gas continues to be sold under long term contract, and oil sold on a monthly basis at world market reference prices.

Another prospect identified in the Ngatoro permit (the Tabla Prospect) is to be drilled as a joint venture project and the Company’s interest in the Tabla-1 well will be 5%. The well site is situated 1 mile southeast of the Ngatoro field. Tabla-1 well is expected to spud in early December 2002.

New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43%sole risk)

The Goldie-1 well had produced in excess of 217,000 barrels of oil by August 30, 2002, and was producing at an average 270 barrels of oil per day at that time. It was shut-in on 31 August 2002, pending resolution of previously reported litigation and gas marketing negotiations.

The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, pending resolution of litigation, and a ‘water injection recovery enhancement’ project also waits the drilling of the Goldie-2 well.

New Zealand Permit PEP 38736; Taranaki Basin (45%)

In July 2002, the Company agreed to farm-out a total of 55% of this permit to Tap (New Zealand) Pty Ltd. and Claire Energy Pty Ltd., in exchange for a geared contribution to the drilling of the Kahili-1A well. The Kahili-1A well spudded in late September 2002, and drilled directionally to 2692m (8832 feet) along hole, but intersected the eastern boundary fault and did not intersect the target Tariki Sandstones. Kahili-1B was kicked off from Kahili-1A at 2505m (8219 feet), and intersected the Tariki Sandstones at 2817m (9242 feet), recording elevated gas levels and minor fluorescence over a 208m interval beneath this depth. A flow test of a 20m (65 feet) interval of the lower sandstones below 2981m (9780 feet) produced several gallons of light oil together with formation water. As at 27 November 2002, preparation for a test of a 15m (50 feet) interval at the top of the Tariki Sandstones was in progress.

New Zealand Permit PEP 38716; Taranaki Basin (12.3%)

The Huinga-1B well was drilled to a depth of 4,500m (14,764 feet) during April to June 2002. An open hole flow test of a 30m (100 feet) interval of the Kapuni sandstones during June produced approximately 20 barrels of oil. However, extended production testing of two zones conducted during August and September failed to recover oil. Subsequent review indicates that the earlier oil recovery might have been from a small fracture trap. Analysis indicates that fractures higher in the well may flow oil in a sustained manner, but the joint venture has not yet decided whether such testing is economically justified.

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

New Zealand Permits PEP 38746 (25%), PEP 38748 (37.5%), PEP 38753 (50%); Taranaki Basin

The Company in joint venture in varying interests with three listed Australian exploration companies, bid for and was granted these 3 new exploration permits in onshore Taranaki, on August 8, 2002. These permits consolidate the Company’s position in central onshore Taranaki, and together with its new partners the Company is now planning 3D seismic acquisition in early 2003, followed by exploratory drilling later in 2003. By a farm-out agreement of July 2002, modified in November 2002, Tap Oil will meet 2/3 of the cost of a 3D seismic programme (up to a capped amount), while the Company, together with two other parties, will meet 1/3 of the 3D seismic cost. As a consequence of this later arrangement, the Company’s interest in PEP 38748 will further reduce to 25%.

New Zealand Permit PEP 38480; offshore Taranaki Basin (75%)

In the recent bidding round, the Company also acquired, on August 8, 2002, the whole of this permit in offshore Taranaki of which a 25% interest has now been sold to a subsidiary of TAG Oil Ltd., an associated company, in October 2002.

New Zealand Permit PEP 38741; Taranaki Basin (30%)

As part of the farm-out agreement for PEP 38748, the Company sold 50% of PEP 38741 (previously held 100% by the Company) and in October sold a further 20% to a subsidiary of TAG Oil Ltd., an associated company, in exchange for an up front payment, subject to the Company meeting TAG’s contribution to the 3D seismic programme (up to a capped amount). Re-entry of the Clematis well is planned for late 2003.

New Zealand Permit 38330; East Cape Area (34.28%)

A review of the permit, in light of the Waingaromia-2 well, is underway. Reprocessing of seismic data is in progress.

New Zealand Permit PEP 38332; East Coast Basin (62.5%)

A seismic reprocessing project has commenced, to assist in defining potential drilling targets.

New Zealand Permit PEP 38335; East Coast Basin (25%)

The joint venture has applied to surrender this permit.

New Zealand Permit PEP 38256; Onshore Canterbury Basin (20%)

During the first 18 months ( to February 25, 2004) of the second five year term of the permit, the joint venture will complete seismic reprocessing, magnetotelluric and laboratory studies, focussing on the Rakaia Trough area where the Salmon and Chertsey South Leads are recognized.

Timor Sea, Australia/East Timor Permit ZOCA 96-16 (10%)

The Company has given notice to its partners of its withdrawal from this permit; and a relinquishment application is being lodged with the Zoca Authority – the regulatory agency for the Timor Gap Zone of Cooperation.

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

Australia Permits AC/P 19 and AC/P 31; Timor Sea (100%)

Technical evaluation incorporating the new seismic acquired in early 2002, confirms Ursa Prospect as a viable drilling target. Farmout efforts continue to secure a partner to fund the drilling of the Ursa prospect during 2003.

Australia Permit AC/P 26; Bonaparte Basin (50%)

Seismic reprocessing and inversion studies to detail the Rossini and Anson West structures, are in progress. Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin

The Company awaits the outcome of its application APPL231 for a new license to replace parts of PPL’s 192 and 215. Following formation of a new government in PNG in August 2002, a decision is expected before end 2002.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)

Work in these retention licenses is presently on hold, pending political developments.

Papua New Guinea Licence PPL 228 (10%)

The joint venture has applied for a suspension of term of the license pending political developments

Other Information

a)           PML38148 (Goldie interest)

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.57% interest in PML 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PML 38148. In summary, GPAC’s principal claims are 1) that it is entitled to a 92.26% share of production revenues from Goldie, 2) that it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues, 3) that Ngatoro Energy Ltd. is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position, 4) that the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared, 5) that GPAC is entitled to purchase the gas produced. The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002. A one week Court hearing of certain of these claims was scheduled for December 16, but at a preliminary (timetabling) hearing on November 21, Justice Wild decided that the full hearing should be deferred to allow time for all claims to be heard in full. It is now expected that the full hearing will commence on 17 March 2003. Pending this litigation and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

b)           Private Financing

A private financing was agreed on August 20, 2002 with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consists of a placement of 1,250,000 units at US80c per unit. Each unit consists of a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there are no brokerage fees in connection with the financing.

Subsequent Events

a)           PEP38738

The Company acquired 100% of this permit in October 2002 in exchange for granting a royalty to the vendors, and is under contract to transfer 50% of the permit rights and royalty encumbrance to an independent New Zealand petroleum exploration company.

b)           PEP38741, PEP 38480

In October 2002, the Company entered into an agreement to sell 20% of PEP38741 and 25% of PEP 38480 to a subsidiary of TAG Oil Ltd., an associated company. These disposals are subject to final governmental approval.

c)           Issue of Stock Options

150,000 stock options were issued to new employees and consultants, and current stock options were varied, all with effect from October 15, 2002. Variations included the issue of 743,000 further options to current option holders, the cancellation of 200,000 options, and changes to vesting schedules to speed up the rate of vesting. Options granted to new employees and consultants expire on October 15, 2007. All options are exercisable at a price of $1.25, except 100,000 exercisable at $0.90 and 1,050,000 exercisable at $1.00.

Financing, Principal Purpose and Milestones

During the quarter, 1,250,000 shares and two-year warrants were issued, on September 6, 2002 under a private financing arrangement (see Other Information above).

Liquidity and Solvency

The Company had cash and short-term deposits of $1,937,101 at September 30, 2002 compared to $3,267,292 as of September 30 2001 and $3,282,007 at December 31 2001. Working capital as at September 30, 2002 was $2,003,304 against $3,544,681 for September 30, 2001 and $2,738,719 for December 31, 2001.

Operating activities provided $132,761 in cash during the quarter ended September 30, 2002 compared to cash provided of $956,404 in 2001. $1,094,191 was invested in the Company’s oil and gas exploration activities described herein versus $403,887 provided for the quarter ended September 30, 2001.

INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended September 30, 2002

The net effect of these transactions was cash provided of $38,543 for the quarter and cash used of $1,344,906 for nine months ended September 30, 2002. This compared to cash provided of $1,352,077 for the September 2001 quarter and cash provided of $379,521 for the nine months ended September 2001.

The Company’s cash balances and working capital as at September 30, 2002 are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. However, the Goldie discovery in PMP 38148 has been producing a net cash inflow of approximately $140,000 per month till its shut-in on August 31 2002, which assisted in funding the Company’s obligations.

The Company also actively seeks farm-in participants for permits in which it has significant obligations and as well as seeking additional equity financing, in order to maintain the permits in good standing with the regulatory authorities. There can be no assurance that the Company will be successful in finding farm-in parties or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

“Dr. David Bennett”
President and Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

CORPORATE INFORMATION
DIRECTORS AND OFFICERS	BANKERS

David McDonald, B.Sc.	Bank of Montreal
Chairman of the Board (1)	Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.	ASB Bank
President, CEO and Director	Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi, B.A. Econ.	LEGAL COUNSEL
Director (1)
Vancouver, British Columbia	Minter Ellison
Bernie Zinkhofer, B.A. Econ.	Adelaide, South Australia, Australia
Director
Vancouver, British Columbia	Gavin Adlam
Drew Cadenhead, B.Sc. P. Geol	Wellington, New Zealand
Director (1)
Calgary, Alberta	Posman Kua & Aisi
Jeanette M. Watson, B.Sc. LLB.	Port Moresby, Papua New Guinea
Secretary
Wellington, New Zealand	Lang Michener
Jenni Lean, B.Sc. M.B.A.	Vancouver, British Columbia, Canada
Manager, Corporate Affairs
Wellington, New Zealand	Harris Mericle & Wakayama
(1) Member of audit committee	Seattle, United States of America

CORPORATE OFFICE	Campion Macdonald
Indo-Pacific House	Whitehorse, Yukon, Canada
284 Karori Road,Karori
Wellington
New Zealand	AUDITORS
Website: www.indopacific.com	BDO Spicers
Wellington, New Zealand
SHAREHOLDER RELATIONS
Republic Communications Inc.	REGISTRAR AND TRANSFER
Email: ir@indopacific.com	AGENTS
Telephone: 1 866 999 4639	Pacific Corporate Trust Co.
Corporate Services Division
SUBSIDIARIES	Vancouver, British Columbia, Canada
Source Rock Holdings Limited
Indo-Pacific Energy (NZ) Limited	Computershare Registry Services Ltd
Millennium Oil & Gas Limited	Auckland, New Zealand
Ngatoro Energy Limited
PEP 38716 Limited
Odyssey International Pty Limited	SHARE LISTING
Indo-Pacific Energy Australia Pty Limited	Currently listed on the OTCBB
Trans-Orient Petroleum (Aust) Pty Ltd	Symbol: INDOF
ZOCA 96-16 Pty Ltd	Symbol: IPE on the Unlisted Securities
Trans-Orient Petroleum (PNG) Limited	Market of the New Zealand Stock
Indo-Pacific Energy (PNG) Limited	Exchange